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SEC
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FEB 29 2016

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SEC FILE NUMBER
8- 68377

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GSA CAPITAL ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 58th Street, 24th F
(No. and Street)

NEW YORK	NY	10155
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANNE KANO MITCHELL 212-308-6423
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW GROUP, LLC
(Name – *if individual, state last, first, middle name*)

400 OLD FORGE LANE	KENNETT SQUARE	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANNE KANO MITCHELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GSA CAPITAL ASSOCIATES LLC, as of December 31st, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

KAVITA SADARA
Notary Public, State of New York
No. 01SA6201488
Qualified in Queens County
Commission Expires 03.09.2017

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS
GSA CAPITAL ASSOCIATES, LLC
DECEMBER 31, 2015


RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of GSA Capital Associates, LLC

We have audited the accompanying statement of financial condition of GSA Capital Associates, LLC (a New York corporation) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. GSA Capital Associates, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of GSA Capital Associates, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

RW Group, LLC

Kennett Square, Pennsylvania
February 22, 2016

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal
An Association of Independent Accounting Firms

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

GSA CAPITAL ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current Assets		
Cash and Cash Equivalents	$	102,932
Prepaid Insurance		656
Prepaid Expenses		517
Prepaid Registrations Fees		2,177
Total Current Assets		106,282
Other Assets		
Long-term portion of Accounts Receivable		-
Total Current Assets	$	106, 282

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses	$	8,775
MEMBER'S EQUITY		97,507
Total Liabilities and Member's Equity	$	106,282

See accompanying notes to Financial Statements

GSA CAPITAL ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

GSA Capital Associates, LLC (the Company) was formed on July 7, 2009, as a limited liability company under the laws of New York. The Company is a wholly-owned subsidiary of Global Strategic Associates, LLC (GSA) who provides strategic financial consulting and advisory services.

As a broker-dealer, the Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides transaction specific capital raising and merger and acquisition advisory services.

The Company has entered into an agreement with GSA whereby GSA provides administrative and management services to the Company, including personnel, office space, and administrative support. GSA charged the Company $162,328.00 for these services in 2015.

During 2015, The Company received no income from placement fees. (see revenue recognition, Note 2)

GSA will maintain the net capital requirements of the Company in accordance with FINRA's requirements through January 1, 2017, if necessary.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding years.

Basis of Accounting - These financial statements are prepared on the accrual basis of accounting whereby, revenue is recognized when earned and expenses are recognized when incurred.

Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Revenue Recognition – Placement fees from capital-raising and merger and acquisition services are recognized when the Company has deemed a non-forfeitable right to commission earnings based on the provisions of each separate contract. During 2015, the Company earned no placement fees.

Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income Taxes – As a single member limited liability company, the Company is disregarded as a separate reporting entity for tax purposes and its income and expenses are included on the tax returns of GSA. In addition, GSA is a limited liability company and has elected to be taxed as a partnership. As a result, both the Company and GSA earnings and losses are included in GSA's members' personal income tax returns and taxed depending on their personal tax strategies.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

Subsequent Events - In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2016, the date the financial statements were available to be issued.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. On December 31, 2015, the Company had a net capital of $94,157, which was $89,157 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital ratio was 10%.

NOTE 4 - OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers and clears all its customers' transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt for the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

GSA CAPITAL ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 5 – CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents.

The Company maintains its cash and cash equivalents, which at times may exceed the federally insured limit, in bank deposit accounts with high quality financial institutions. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 6 – DEPENDENCY ON PARENT COMPANY

The Company is dependent on its parent company (GSA) to provide funds in order for the Company to meet its net capital requirements. GSA will provide the appropriate funds to satisfy this requirement through January 1, 2017, if necessary.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not aware of any commitments or contingencies requiring disclosure as of February 22, 2016.


RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of GSA Capital Associates, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) GSA Capital Associates, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GSA Capital Associates, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2(i)) (the "exemption provisions") and (2) GSA Capital Associates, LLC stated that GSA Capital Associates, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GSA Capital Associates, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GSA Capital Associates, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC
Kennett Square, Pennsylvania
February 22, 2016

400 Old Forge Lane
Suite 401
Kennett Square. PA 19348-1914

PrimeGlobal
An Association of Independent Accounting Firms

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

EXEMPTIONREPORT

December 31, 2015

To the best of my knowledge and belief, GSA Capital Associates, LLC is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3I)1 pursuant to subparagraph 15c3-3(k)(2)(i). The Company met the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 from the period January 1, 2015 through December 31, 2015 without exception.

Very truly yours,



Anne Kano Mitchell
President